Exhibit 19.1

ENVIROTECH VEHICLES, INC.

INSIDER TRADING AND DISCLOSURE POLICY

ADOPTED MARCH 16, 2025

This document sets forth the policy (the “Policy”) regarding transactions involving the securities of Envirotech Vehicles, Inc., a Delaware corporation (the “Company”), as well as the handling of Company confidential information. All references to the “Company” in the document include any subsidiaries, branches, or divisions of Envirotech Vehicles, Inc. This Policy is to be delivered to all new employees and consultants upon the commencement of their relationships with the Company, and is to be circulated to all personnel at least annually. The Company’s Board of Directors (the “Board of Directors”) shall oversee the implementation and enforcement of this Policy.

General Statement

The Board of Directors has adopted this Policy to promote compliance with U.S. federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

Applicability

This Policy applies to all officers and employees of the Company, all members of the Board of Directors, and any consultants, advisors, and contractors to the Company that the Company designates, as well as members of the immediate families and households of these persons. This Policy also applies to family trusts (or similar entities) controlled by or benefiting individuals subject to this Policy. Officers, directors and other personnel designated by the Company from time to time are subject to certain additional policies and restrictions. See “Additional Policies and Restrictions Applicable to Officers, Directors and Others Specified by the Company.”

Insider Trading Compliance Officer

The Company has appointed the Chief Communications Officer (or his designee), as the Company’s current Insider Trading Compliance Officer (the “Compliance Officer”). The Compliance Officer is authorized to designate one or more persons to assist in administering this Policy. Please direct your questions as to any of the matters discussed in this Policy to the Compliance Officer. The Duties of the Compliance Officer are attached hereto as Annex 1.

Transactions Subject to this Policy

This Policy applies to transactions in the Company’s securities, including the Company’s common stock, options to purchase the Company’s common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the foregoing securities (collectively referred to herein as “Company Securities”). Transactions subject to this Policy include purchases, sales and bona fide gifts of Company Securities.

General Policies

The following are the general rules of the Company’s Insider Trading Policy that apply to all Company officers, employees, directors, and consultants. It is very important that you understand and follow these rules. If you violate them, you may be subject to disciplinary action by the Company (including termination of your employment for cause). You could also be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company Securities.

The terms “immediate family,” “material information,” “nonpublic information” and “trading window” are defined below.

1.    Do not trade while in possession of material nonpublic information. From time to time, you may come into possession of material nonpublic information as a result of your relationship with the Company. You may not buy, sell or trade in any Company Securities at any time while you possess material nonpublic information concerning the Company (whether during a “black-out period,” as described below, or at any other time). You must wait to trade until newly released material information has been public for at least two full trading days (a trading day is a day on which the stock market is open).

2.    Do not give nonpublic information to others. Do not give nonpublic information concerning the Company (commonly referred to as “tipping”) to any other person, including family members and friends, and do not make recommendations or express opinions about trading in Company Securities under any circumstances.

3.    Do not trade during black-out periods. The Company prohibits all employees, officers, consultants, executive officers and members of the Board of Directors from trading in Company Securities during black-out periods. This prohibition includes both regularly scheduled quarterly black-out periods and special black-out periods implemented from time to time, as described below:

Quarterly Black-Out Period. During the end of each fiscal quarter and until public disclosure of the financial results for that quarter, persons subject to this Policy may possess material nonpublic information about the expected financial results for the quarter. Even if you do not actually possess any such information, any trades by you during that period may give the appearance that you are trading on inside information. Accordingly, the Company has designated a regularly scheduled quarterly “black-out period” on trading beginning with the fifteenth day of the last month of each quarter and ending at the close of the second full trading day after disclosure of the quarter’s financial results.

Special Black-Out Period. In addition to the quarterly black-out periods, the Company may from time to time designate other periods of time as a special black-out period (for example, if there is some development with the Company’s business that merits a suspension of trading by Company personnel). The Company may not widely announce the commencement of a special black-out period, as that information can itself be sensitive information. For this reason, it is extremely important that you adhere to the pre-clearance procedures outlined in this Policy to ensure that you do not trade during any special black-out period.

It is your responsibility to know when the Company’s regular quarterly black-out periods begin (you will be notified when they end). If you are informed that the Company has implemented a special black-out period, you may not disclose the fact that trading has been suspended to anyone, including family members (other than those subject to this Policy who would be prohibited from trading because you are), friends or brokers. You should treat the imposition of a special black-out period as material nonpublic information.

Remember to cancel any “limit” orders or other pending trading orders you have in place during a black-out period (unless the orders were made pursuant to an approved Rule 10b5-1 plan, as described below).

4.    Pre-clear trades involving Company Securities. If you are unsure about whether information you possess would qualify as material nonpublic information and whether you therefore should refrain from trading in Company Securities, you should pre-clear any transactions involving Company Securities that you intend to engage in with the Compliance Officer.

5.    Do not discuss Company information with the press, analysts or other persons outside of the Company. Announcements of Company information are regulated by Company policy (separate from this Policy) and may only be made by persons specifically authorized by the Company to make such announcements. Laws and regulations govern the nature and timing of such announcements to outsiders or the public and unauthorized disclosure could result in substantial liability for you, the Company and its management. If you receive inquiries by any third party about Company information, you should notify the Compliance Officer immediately. In order to protect against inadvertent exposure of nonpublic information, all visitors to the Company’s headquarters shall be required to execute a non-disclosure agreement, unless the Compliance Officer, in his or her discretion, determines that such an agreement is not reasonably necessary.

6.    Do not participate in internet “chat rooms” or social media sites in which the Company is discussed. You may not participate in on-line dialogues (or similar activities) involving the Company, its business, or any Company Securities.

7.    Do not use nonpublic information to trade in other companies’ securities. Do not trade in the securities of the Company’s customers, vendors, suppliers or other business partners when you have nonpublic information concerning the Company or such business partners that you obtained in the course of your relationship with the Company.

8.    Do not engage in speculative transactions involving Company Securities. The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore, the following types of transactions are limited or prohibited under this Policy:

Short Sales. Short sales (i.e., the sale of a security that the seller does not own) of Company Securities or the securities of the Company’s business partners in any of the situations described above are prohibited. Short sales of this kind may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits officers and directors from engaging in short sales.

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other stockholders. Therefore, persons subject to this Policy are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. Any such person seeking an exception to this prohibition must submit a request for approval to the Compliance Officer at least two weeks prior to the transaction.

9.    Make sure your family members and persons controlling family trusts (and similar entities) do not violate this Policy. For purposes of this Policy, any transactions involving Company Securities in which members of your immediate family engage, or by family trusts, partnerships, foundations and similar entities over which you or members of your immediate family have control, or whose assets are held for the benefit of you or your immediate family, are the same as transactions by you. You are responsible for making sure that such persons and entities do not engage in any transaction that would violate this Policy.

Certain family trusts and other entities of this type having an independent, professional trustee who makes investment decisions on behalf of the entity, and with whom you do not share Company information, may be eligible for an exemption from this rule. Please contact the Compliance Officer if you have questions regarding this exception. You should assume that this exception is not available unless you have first obtained the approval of the Compliance Officer.

Definition of Material Nonpublic Information

Material Information. Information should be regarded as material if it is likely that it would be considered important to an investor in making an investment decision regarding purchase or sale of Company Securities. Any information that could be expected to affect the price of Company Securities, positively or negatively, is considered material. When in doubt about whether particular nonpublic information is material, you should presume it is material. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	Financial results and projections (especially to the extent the Company’s own expectations regarding its future financial results differ from analysts’ expectations);
●	News of a pending or proposed merger, acquisition, tender offer or joint venture;
●	Gain or loss of a major customer or supplier;
●	Major product announcements;
●	Changes in senior management;
●	A corporate restructuring;
●	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
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A significant cybersecurity incident, such as a data breach, or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;

●	A change in the Company’s accountants or accounting policies; or
●	Any major problems or successes of the business.

If you have any questions regarding whether information you possess is material or not, you should contact the Compliance Officer.

Nonpublic Information. Information is considered to be “nonpublic” if it has not yet been disclosed to the general public. The Company generally discloses information to the public either via press release or in the current, quarterly and annual reports that the Company is required to file with the SEC. Information is considered “public” only after it has been made publicly available, through press release or otherwise, for at least forty-eight hours. If you have any questions regarding whether any information you possess is nonpublic or has been publicly disclosed, you should contact the Compliance Officer.

Exceptions to the General Policies

The following exceptions to the general insider trading policies apply:

1.    Exceptions for Stock Option Exercises

The exercise (without a sale) of options under the Company’s option plans are exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement. However, any subsequent sale of shares acquired under a Company option plan is subject to this Policy.

2.    Exceptions for Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5 of the Exchange Act. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”) and must be in accordance with the Company’s “Guidelines for Rule 10b5-1 Plans” (below). If the Rule 10b5-1 Plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur even when the person who has entered into the plan is aware of material nonpublic information.

Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1, this Policy and the below guidelines. Any Rule 10b5-1 Plan must be submitted for approval five trading days prior to the entry into the Rule 10b5-1 Plan. The Compliance Officer is under no obligation to approve the Rule 10b5-1 Plan.

Guidelines for Rule 10b5-1 Plans:

●	You may not enter into, modify or terminate a Rule 10b5-1 Plan during a black-out period or otherwise while you are aware of material nonpublic information.

●

For officers and directors, no transaction may take place under a Rule 10b5-1 Plan until the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 8-K or Form 10-K for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (as specified in Rule 10b5-1). In any event, the cooling-off period is subject to a maximum of 120 days after adoption or modification of the Rule 10b5-1 Plan.

●

For persons other than officers and dirctors, no transaction may take place under a Rule 10b5-1 Plan until 30 days following the adoption or modification (as specified in Rule 10b5-1) of a Rule 10b5-1 Plan.

●	Subject to certain limited exceptions specified in Rule 10b5-1, you may not enter into more than one Rule 10b5-1 Plan at the same time.

●

Subject to certain limited exceptions specified in Rule 10b5-1, you are limited to only one Rule 10b5-1 Plan designed to effect an open market purchase or sale of the total amount of Company Securities subject to the Rule 10b-1 Plan as a single transaction in any 12-month period.

●

You must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b-5 of the Exchange Act. Therefore, although modifications to an existing Rule 10b5-1 Plan are not prohibited, a Rule 10b5-1 Plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.

●

Officers and directors must include a representation to the Company in their Rule 10b5-1 Plan at the time of adoption or modification of such plan that (i) the person is not aware of material nonpublic information about the Company or Company Securities and (ii) the person is adopting such plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5 of the Exchange Act.

3.    Exceptions for Emergency, Hardship or Other Special Circumstances

In order to respond to emergency, hardship or other special circumstances, exceptions to the prohibition against trading during black-out periods will require the approval of the Compliance Officer or the Chief Financial Officer.

Application of Policy After Employment Terminates

If your employment terminates at a time when you have or think you may have material nonpublic information about the Company or its business partners, the prohibition on trading on such information continues until such information is absorbed by the market following public announcement of it by the Company or another authorized party, or until such time as the information is no longer material. If you have questions as to whether you possess material nonpublic information after you have left the employ of the Company, you should direct questions to the Compliance Officer. If your employment terminates during a black-out period you will continue to be subject to this Policy, and specifically to the ongoing prohibition against trading, until the black-out period ends.

Potential Criminal and Civil Liability and/or Disciplinary Action

The penalties for “insider trading” include civil fines of up to three times the profit gained or loss avoided, and criminal fines of up to $5,000,000 and up to twenty years in jail for each violation. You can also be liable for improper transactions by any person to whom you have disclosed nonpublic information or made recommendations on the basis of such information as to trading in Company Securities (“tippee liability”). The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the securities exchanges and the Financial Industry Regulatory Authority (FINRA) use sophisticated electronic surveillance techniques to uncover insider trading. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment for cause.

Definitions Used in this Policy

1.    Immediate Family. The following persons are considered members of your “immediate family”: your spouse, parents, grandparents, children, grandchildren and siblings, including any such relationship that arises through marriage or by adoption. It also includes members of your household, whether or not they are related to you.

2.    Trading Window. The period outside a black-out period is referred to as the “trading window.” Trading windows that occur between the regularly-scheduled quarterly black-out periods can be “closed” by the imposition of a special black-out period if there are developments meriting a suspension of trading by Company personnel.

Questions

Please direct questions you have regarding this Policy and any transactions in Company Securities to the Compliance Officer.

Additional Policies and Restrictions Applicable to Officers,
Directors and Others Specified by the Company

The following additional policies and restrictions (the “Additional Policies”) apply to executive officers, directors and certain other officers, employees and consultants of the Company, as designated from time to time by the Compliance Officer. If you violate these rules, you may be subject to disciplinary action by the Company (including termination of your employment for cause). In addition, you could be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in Company Securities.

Persons subject to these Additional Policies are also subject to the general policies described in the preceding section (with the more restrictive policy applying in any case where there is a conflict).

1.    You must pre-clear all trades involving Company Securities. All executive officers, members of the Board of Directors, and certain other officers, employees, and consultants designated by the Company, must refrain from trading in Company Securities, even during an open trading window, unless they first comply with the Company’s pre-clearance procedures. To pre-clear a transaction, you must get the approval of the Compliance Officer before you enter into the transaction. In pre-clearing a trade, and in addition to reviewing the substance of the proposed trade, the Compliance Officer may consider whether it will be possible for both the individual and the Company to comply with any applicable public reporting requirements. You should contact the Compliance Officer at least three days before you intend to engage in any transaction to allow enough time for pre-clearance procedures.

You are required to pre-clear all transactions involving Company Securities if you are listed on Attachment A to this Policy. If you are added to the list of persons subject to the Company’s mandatory pre-clearance policy, you will be notified by the Compliance Officer.

2.    Observe the Section 16 liability rules applicable to officers, directors and 10% stockholders. Certain officers of the Company, members of the Board of Directors and 10% stockholders must also conduct their transactions in Company Securities in a manner designed to comply with the “short-swing” trading rules of Section 16(b) of the Exchange Act. The Board of Directors has determined those persons who are “executive officers” and who are thus, along with the members of the Board of Directors (collectively, the “Section 16 Individuals”). As of the date hereof, the Section 16 Individuals are those listed on Attachment B to this Policy. The Board of Directors will from time to time as appropriate amend such determination to reflect the election of new officers or directors, any change in function of current officers, and the resignation or departure of current officers or directors.

The practical effect of these provisions is that officers and directors who purchase and sell, or sell and purchase, Company Securities within a six-month period must disgorge all profits to the Company whether or not they had any nonpublic information at the time of the transactions.

3.    Comply with public securities law reporting requirements. Federal securities laws require that officers, directors, large stockholders, and affiliates of the Company publicly report transactions in Company Securities (on Forms 3, 4, and 5 under Section 16, Form 144 with respect to restricted and control securities, and, in certain cases, Schedules 13D and 13G). The Company takes these reporting requirements very seriously and requires that all persons subject to public reporting of Company Securities transactions adhere to the rules applicable to these forms. Where issues arise as to whether reporting is technically required (particularly issues that turn on facts specific to the transaction and the individuals involved, or on unsettled issues of law), the Company encourages its insiders to choose to comply with the spirit and not the letter of the law—in other words, to err on the side of fully and promptly reporting the transaction even if not technically required to do so.

In addition, where the Company is required to report transactions by individuals, the Company expects full and timely cooperation by the individual.

INSIDER TRADING POLICY
ACKNOWLEDGMENT

I certify that I have read, understand and agree to comply with the Envirotech Vehicles, Inc. Insider Trading and Disclosure Policy (the “Policy”). I agree that I will be subject to sanctions imposed by the Company, in its discretion, for violation of the Policy, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against the transfer of Company Securities as necessary to ensure compliance with the Policy. I acknowledge that one of the sanctions to which I may be subject as a result of violating the Company’s policy is termination of my employment including termination for cause.

Date: __________________________	Signature: _________________________

Printed Name: ______________________

ATTACHMENT A

ENVIROTECH VEHICLES, INC.
PERSONS DESIGNATED BY THE COMPANY AS SUBJECT TO THE PRE‑CLEARANCE PROCEDURES OF THE INSIDER TRADING POLICY
AS OF MARCH 16, 2025

Name	Title (if any)
Phillip W. Oldridge	Chief Executive Officer, Chairman of the Board and Director
Jason Maddox	President and Interim Chief Financial Officer
Elgin Tracy	Chief Operating Officer
Merrick Alpert	Chief Communications Officer
Melissa Barcellos	Director
Michael Di Pietro	Director
Terri White Elk	Director

ATTACHMENT B

ENVIROTECH VEHICLES, INC.
PERSONS SUBJECT TO SECTION 16
AS OF MARCH 16, 2025

Name	Title (if any)
Phillip W. Oldridge	Chief Executive Officer, Chairman of the Board and Director
Jason Maddox	President and Interim Chief Financial Officer
Elgin Tracy	Chief Operating Officer
Merrick Alpert	Chief Communications Officer
Melissa Barcellos	Director
Michael Di Pietro	Director
Terri White Elk	Director

ANNEX 1

Duties of Compliance Officer.

The duties of the Compliance Officer include, but are not be limited to, the following:

A.    Pre-clearing all transactions involving Company Securities by the persons listed on Attachment A to this Policy, in order to determine compliance with this Policy, insider trading laws, Section 16 of the Exchange Act, Rule 144 promulgated under the Securities Act of 1933, as amended, and other applicable securities laws, as adopted and amended from time to time.

B.    Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals, and other applicable reports (whether filed by the Company or the individual), including providing memoranda and other appropriate materials to its officers and directors regarding compliance with Section 16, its related rules and other applicable disclosure rules.

C.    Serving as the designated recipient at the Company of copies of reports filed with the SEC by Section 16 Individuals under Section 16 of the Exchange Act, and other reports required by applicable disclosure rules.

D.    Mailing periodic reminders to all Section 16 Individuals and other individuals subject to disclosure rules regarding their obligations to report or to assist the Company in complying with its reporting obligations.

E.    Establishing procedures designed to ensure that the Company will be in a position to comply with any securities law disclosure rules, either currently in force or that may be adopted in the future, that apply to the Company and relate to insider transactions involving Company Securities. The procedures may include requiring an insider to notify the Compliance Officer sufficiently in advance of engaging in a transaction both to allow pre-clearance of the transaction for purposes of this Policy and to prepare any reports the Company is required to file, and requiring an insider to make available to the Company all information necessary for the Company to comply with applicable disclosure rules.

F.    Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Form 144, officers and directors questionnaires and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to material nonpublic information.

G.    Circulating this Policy (or a summary of this Policy) to all employees and consultants of the Company, on an appropriate periodic basis (but not less than annually), and providing this Policy and other appropriate materials to new employees and consultants, and otherwise ensuring that appropriate education of affected individuals is accomplished.

H.    Obtaining a signed acknowledgment of receipt of this Policy from individuals subject to it on an annual basis.

I.    Providing periodic reports on ongoing compliance matters, including any disciplinary actions, regarding this Policy to the Audit Committee of the Board of Directors (the “Audit Committee”), or the full Board of Directors, if requested, on a quarterly basis and otherwise assisting the Audit Committee and Board of Directors in implementation of this Policy.